Exhibit 4.16

AMENDMENT TO NOTE PURCHASE AGREEMENT

This Amendment to Note Purchase Agreement, dated as of April 14, 2016 (this “Amendment”), is entered into by and among Luxottica Group S.p.A. (the “Company”) and the Holders (defined herein) and amends the Note Purchase Agreement, dated as of September 30, 2010 (the “Note Purchase Agreement”). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Note Purchase Agreement.

RECITALS

A.            WHEREAS, pursuant to the Note Purchase Agreement, the Company issued its €50,000,000 3.75% Series G Senior Guaranteed Notes due 2017 (the “Series G Notes”) and €50,000,000 4.25% Series H Senior Guaranteed Notes due 2020 (the “Series H Notes” and, together with the Series G Notes, the “Notes”);

B.            WHEREAS, based on the Company’s records, which are maintained in accordance with Article 2421 of the Italian Civil Code and Section 14.1 of the Note Purchase Agreement, (i) Voya Retirement Insurance and Annuity Company is the registered holder of €19,000,000 of the Series G Notes, (ii) Voya Insurance and Annuity Company is the registered holder of €31,000,000 of the Series G Notes and (iii) Nationale-Nederlanden Levensverzekering Maatschappij N.V. is the registered holder of all of the Series H Notes (such holders, collectively, the “Holders”);

C.            WHEREAS, pursuant to the Note Purchase Agreement, the Company is required to deliver to the Holders on a quarterly basis unaudited consolidated financial statements and compliance certificates;

D.            WHEREAS, prior to the date hereof, the Company publicly disclosed interim unaudited consolidated financial statements for the first and third quarter of each fiscal year (the “Interim Financial Statements”) in accordance with the requirements of Italian law;

E.            WHEREAS, effective March 18, 2016, Italian law was amended to no longer require Italian listed companies, including the Company, to file the Interim Financial Statements with CONSOB, the Italian securities regulatory body;

F.             WHEREAS, the Company has determined that it will no longer file the Interim Financial Statements with CONSOB in accordance with the amended Italian law or otherwise publicly disclose the Interim Financial Statements;

G.            WHEREAS, in connection with its determination to no longer publicly disclose the Interim Financial Statements, the Company proposes to align the financial statement delivery obligations under the Note Purchase Agreement and the timing of its obligations to determine and report its compliance with certain provisions of the Note Purchase Agreement with the Company’s revised financial statement disclosure schedule; and

H.            WHEREAS, given the subject matter of the proposed amendments and that the Holders of 100% of the principal amount of the Notes will execute this Amendment, the resolution of the Holders described in Sections 18.1 and 18.3 of the Note Purchase Agreement will not be required in order to give effect to the amendments set forth herein.

NOW, THEREFORE, in consideration of the premises and the agreements set forth herein, the Company and the Holders agree as follows:

1.             Amendment of the Note Purchase Agreement.  Each of the following provisions of the Note Purchase Agreement is hereby amended and restated in its entirety as follows:

1.1          Section 7.1(a) is hereby amended and restated in its entirety to read as follows:

“(a) Semi-Annual Statements of the Company — within 120 days after the end of the second quarter of each fiscal year of the Company, duplicate copies of

(i) an unaudited consolidated balance sheet of the Company and its Subsidiaries as at the end of such period, and

(ii) unaudited consolidated statements of income, shareholders’ equity and cash flows of the Company and its Subsidiaries for the six-month period ending on such date,

setting forth in each case in comparative form the figures for the corresponding periods in the previous fiscal year, all in reasonable detail, prepared in accordance with GAAP applicable to such financial statements generally, and certified by a Senior Financial Officer as presenting fairly, in all material respects, the consolidated financial position of the Company and its Subsidiaries being reported on and their results of operations and cash flows, subject to changes resulting from year-end adjustments, provided that delivery within the time period specified above of copies of the Company’s Current Report on Form 6-K containing such financial information and furnished to the SEC shall be deemed to satisfy the requirements of this Section 7.1(a), provided further that, subject to Section 7.1(i) below, the Company shall be deemed to have made such delivery of such semi-annual statements if it shall have timely made such semi-annual statements available on its home page on the worldwide web and shall have given each holder of Notes prior notice of such availability by email on each such occasion on which such statements are made available at the email address set forth for such holder on Schedule A or such other email address as such holder shall have provided in writing to the Company for such purpose (such availability and such prior notice being referred to as “Electronic Delivery”); provided that each holder of the Notes may at any time request the Company to deliver to such holder a hard copy of any information, which is being made available by Electronic Delivery pursuant to this Section 7.1(a), and the Company shall comply with any such request within 10 Business Days;”

1.2          Section 7.1 is hereby amended by adding a new clause (j) at the end thereof as follows:

“(j) Equivalent Delivery of Interim Financial Statements — If, on or after April 14, 2016, the Company shall provide interim unaudited consolidated financial statements for the first or third quarter of any fiscal year to any creditor (or any Affiliate of any creditor) under any credit agreement or note purchase agreement, then a duplicate copy of such interim unaudited consolidated financial statements, together with duplicate copies of any officer’s certificates and any other documents delivered in connection therewith (but only to the extent that the information set forth therein would have been relevant in determining the Company’s compliance with Sections 10.4 through 10.7, inclusive, of this Agreement prior to April 14, 2016), shall be provided to each holder at substantially the same time as they are delivered to such creditor (or any Affiliate of such creditor).”

1.3          Section 7.2 is hereby amended and restated in its entirety to read as follows:

“Each set of financial statements delivered to a holder of Notes pursuant to Section 7.1(a), Section 7.1(b) or, if applicable, Section 7.1(j) hereof shall be accompanied by a certificate of a Senior Financial Officer setting forth:

(a) Covenant Compliance — (i) the information (including detailed calculations) required in order to establish whether the Company was in compliance with the requirements of Sections 10.4 through 10.7 hereof, inclusive, during the period covered by the statements then being furnished (including with respect to each such Section, where applicable, the calculations of the maximum or minimum amount, ratio or percentage, as the case may be, permissible under the terms of such Sections, and the calculation of the amount, ratio or percentage then in existence) and (ii) a representation that no Subsidiary has become a Bank Facility Obligor since the date of the last compliance certificate delivered under this Section 7.2(a); and

(b) Event of Default — a statement that such officer has reviewed the relevant terms hereof and has made, or caused to be made, under his or her supervision, a review of the transactions and conditions of the Company and its Subsidiaries from the beginning of the period covered by the statements then being furnished to the date of the certificate and that such review shall not have disclosed the existence during such period of any condition or event that constitutes a Default or an Event of Default or, if any such condition or event existed or exists (including, without limitation, any such event or condition resulting from the failure of the Company or any Subsidiary to comply with any Environmental Law), specifying the nature and period of existence thereof and what action the Company shall have taken or proposes to take with respect thereto.”

1.4          Section 10 is hereby amended by adding the following parenthetical immediately before the colon at the end of the introductory phrase thereof:

“(it being understood that if the reporting requirements of Section 7.1(j) hereof apply, the Company shall be in compliance with the requirements of Section 10.4 through 10.7, inclusive, of this Agreement as in effect immediately prior to April 14, 2016 during the quarterly period covered by the financial statements then being furnished)”

1.5          Section 10.4(b)(xii) is hereby amended and restated in its entirety to read as follows:

“(xii) any Lien securing Indebtedness or other obligations, so long as such Indebtedness or other obligations (when aggregated with all other Priority Debt outstanding as at the time of granting such Lien or entering into such transaction, as the case may be) does not exceed 20% of Consolidated Shareholders’ Equity as of the last day of the most recent fiscal period for which Consolidated Financial Statements or Consolidated Semi-Annual Financial Statements (as the case may be) have been provided to holders of the Notes immediately preceding the date on which any such Lien is incurred; provided, however, that, notwithstanding the foregoing, the Company will not, and will not permit any Subsidiary to, grant or allow to remain in force any Liens permitted by this clause (xii) to secure Indebtedness outstanding under or pursuant to any Banking Facility or Facilities unless and until the Notes shall be concurrently secured, equally and ratably with such Indebtedness, pursuant to documentation in form and substance satisfactory to the Required Holders.”

1.6          Section 10.7 is hereby amended and restated in its entirety to read as follows:

“The Company shall ensure that:

(a) the ratio of EBITDA to Net Financial Charges, each as determined (i) other than in respect of a Pro Forma Relevant Period, from the Consolidated Financial Statements and/or the Consolidated Semi-Annual Financial Statements, as appropriate, of the Group in accordance with GAAP and compliance certificates required to be delivered under this Agreement, or (ii) in respect of a Pro Forma Relevant Period, from the Consolidated Pro Forma Financial Statements and/or the Consolidated Semi-Annual Pro Forma Financial Statements, as appropriate, of the Group in accordance with GAAP, in each case will not be less than 5.0 to 1 in respect of any Relevant Period or Pro Forma Relevant Period, as the case may be; and

(b) the ratio of Net Debt (as of any Relevant Date) to EBITDA (in respect of the Relevant Period or Pro Forma Relevant Period, as the case may be, ending on that Relevant Date), each as determined (i) other than in respect of a Pro Forma Relevant Period, from the Consolidated Financial Statements and/or the Consolidated Semi-Annual Financial Statements, as appropriate, of the Group in accordance with GAAP and compliance certificates required to be delivered under this Agreement, or (ii) in respect of a Pro Forma Relevant Period, from the Consolidated Pro Forma Financial Statements and/or the Consolidated Semi-Annual Pro Forma Financial Statements, as appropriate, of the Group in accordance with GAAP, will not be greater than 3.5 to 1.

In the event that the interest coverage covenant in the Banking Facility or Facilities comparable to Section 10.7(a) above is at any time amended or modified by the parties thereto so as to reduce the required ratio therein of EBITDA to Net Financial Charges below 5.0 to 1 in respect of any Relevant Period or Pro Forma Relevant Period, then the parties hereto agree, promptly following the written request of the Company, to amend Section 10.7(a) hereof in order to reduce the required ratio of EBITDA to Net Financial Charges hereunder to the same level that is required under such comparable interest coverage covenant in the Banking Facility or Facilities; provided that in no event shall the ratio of EBITDA to Net Financial Charges set forth in Section 10.7(a) hereof be required by operation of this clause to be reduced below 4.0 to 1 in respect of any Relevant Period or Pro Forma Relevant Period.”

1.7          The defined term “Consolidated Quarterly Financial Statements” set forth in Schedule B is hereby deleted in its entirety and replaced with the defined term “Consolidated Semi-Annual Financial Statements” as follows:

““Consolidated Semi-Annual Financial Statements” means, at any time, with respect to the Group, the latest semi-annual financial statements of the Group in respect of the first six months of each financial year.”

1.8          The defined term “Consolidated Quarterly Pro Forma Financial Statements” set forth in Schedule B is hereby deleted in its entirety and replaced with the defined term “Consolidated Semi-Annual Pro Forma Financial Statements” as follows:

““Consolidated Semi-Annual Pro Forma Financial Statements” means, at any time, with respect to the Group, the latest semi-annual financial statements of the Group in respect of the first six months of each financial year, including, on a pro forma basis, the relevant results of any Target; provided, however, that the pro forma inclusion of the relevant results of any Target shall not give pro forma effect to any actual or anticipated synergies that may arise as a result of the acquisition of such Target.”

1.9          The defined term “Consolidated Shareholders’ Equity” set forth in Schedule B is hereby amended and restated in its entirety to read as follows:

““Consolidated Shareholders’ Equity” means, as of any date, the consolidated shareholders’ equity shown on the Consolidated Financial Statements or Consolidated Semi-Annual Financial Statements, as the case may be, most recently delivered to the holders of the Notes.”

1.10        The defined term “Material Subsidiary” set forth in Schedule B is hereby amended and restated in its entirety to read as follows:

““Material Subsidiary” means a Subsidiary of the Company the profits before interest and tax or net assets of which as at the date as at which its latest annual audited or semi-annual consolidated financial statements were prepared or, as the case may be, for the financial period to which those financial statements relate account for 5% or more of the consolidated profits before interest and tax or net assets (respectively) of the Group (all as calculated by reference to the latest Consolidated Financial Statements or Consolidated Semi-Annual Financial Statements (as the case may be)).”

1.11        The defined term “Relevant Date” set forth in Schedule B is hereby amended and restated in its entirety to read as follows:

““Relevant Date” means June 30 or December 31 in any year.”

1.12        The defined term “Target” set forth in Schedule B is hereby amended and restated in its entirety to read as follows:

““Target” means any company acquired after September 1, 2010 by a member of the Group, and the Subsidiaries of such company, for which the Company elects to provide,

or would otherwise be required to provide pursuant to Regulation S-X, pro forma financial results in the Consolidated Financial Statements and Consolidated Semi-Annual Financial Statements (as the case may be).”

1.13        The defined term “Total Assets” set forth in Schedule B is hereby amended and restated in its entirety to read as follows:

““Total Assets” means, as of the date of any determination, the consolidated total assets of the Group shown on the Consolidated Financial Statements or Consolidated Semi-Annual Financial Statements (as the case may be) most recently delivered to the holders of the Notes.”

2.             Each of the Company and the Holders hereby agrees that, except as specifically set forth in this Amendment, all other terms and conditions of the Note Purchase Agreement shall remain in full force and effect.  In the case of any inconsistency between the provisions of the Note Purchase Agreement and this Amendment, the provisions of this Amendment shall govern and control.

3.             Representations of the Company.

3.1          No event has occurred and no condition exists that, upon the execution and delivery of this Amendment and the effectiveness of the amendments set forth in Section 1 hereof, would constitute a Default or an Event of Default.

3.2          Each of the execution and delivery of this Amendment by the Company and the performance by the Company of all of its obligations hereunder is (i) within the corporate powers of the Company and (ii) will not conflict with, result in any breach in any of the provisions of, constitute a default under or result in the creation of any Lien upon any property of the Company or any of its Subsidiaries under the provisions of any charter instrument, bylaw or other material agreement or instrument to which the Company or any Subsidiary is a party or by which it or any of its property may be bound.

3.3          This Amendment has been duly authorized by all necessary action on the part of the Company and has been executed and delivered by one or more duly authorized officers of the Company.

3.4          (A)  This Amendment constitutes a legal, valid and binding obligation of the Company; and

(B)  After giving effect to the amendments set forth in Section 1 hereof, (i) the Note Purchase Agreement will constitute a legal, valid and binding obligation of the Company and (ii) the Subsidiary Guarantee will constitute a legal, valid and binding obligation of the Initial Subsidiary Guarantors, in each case, enforceable against such party in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and general principles of equity.

3.5          The execution and delivery by the Company of this Amendment and the performance by the Company of its obligations under this Amendment and, after giving effect to the amendments set forth in Section 1 hereof, the performance by the Company of its obligations under the Note Purchase Agreement and the performance by each of the Initial Subsidiary Guarantors of its obligations under the Subsidiary Guarantee, in each case, will not (a) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree or ruling of any court, arbitrator or Governmental Authority applicable to the Company or the Initial Subsidiary Guarantor, as the case may be, or (b) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to the Company or the Initial Subsidiary Guarantor, as the case may be.

3.6          No consent, approval or authorization of, or filing, registration or qualification with, any Governmental Authority is a condition to the execution and delivery of this Amendment.

3.7          No member of the Group has paid (or has promised to pay) any amendment fee or any other direct or indirect compensation to any party under any note purchase agreement or credit facility (or any Affiliate of any such party) in connection with amendments made under any such document that are equivalent to those set forth in Section 1 hereof.

4.             Voya Retirement Insurance and Annuity Company acknowledges that it is the registered holder of €19,000,000 of the Series G Notes, Voya Insurance and Annuity Company acknowledges that it is the registered holder of €31,000,000 of the Series G Notes and Nationale-Nederlanden Levensverzekering Maatschappij N.V. acknowledges that it is the registered holder of €50,000,000 of the Series H Notes.

5.             Each of the Holders hereby acknowledges that the Company has made a determination that the resolution of the Holders described in Sections 18.1 and 18.3 of the Note Purchase Agreement is not required in order to give effect to this Amendment.

6.             Each of the parties hereto consents to the foregoing and agrees to be bound by the terms of the Note Purchase Agreement, as amended pursuant to this Amendment.

7.             This Amendment (except for provisions regarding amendments and waivers, including procedures therefor) shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of New York excluding choice-of-law principles of the law of the State of New York that would permit the application of the laws of a jurisdiction other than the State of New York. Provisions regarding amendments and waivers, including procedures therefor, shall be construed and enforced in accordance with the law of Italy.

8.             This Amendment may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto.

9.             The division of this Amendment into Sections, and the insertion of headings, are for convenience of reference only and shall not affect the construction or interpretation of this

Amendment.  The terms “this Amendment,” “herein,” “hereunder” and similar expressions refer to this Amendment and not to any particular Section or other portion hereof and include any agreements supplemental hereto.

[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned has caused this Amendment to be duly executed as of the date first set forth above.

LUXOTTICA GROUP S.p.A.

By:	/s/ Leonardo Del Vecchio
Name:	Leonardo Del Vecchio
Title:	Executive Chairman (Presidente Esecutivo)

[Execution of Ratification Follows]

RATIFICATION

Each Initial Subsidiary Guarantor hereby acknowledges and reaffirms in all respects all of its respective obligations under the Subsidiary Guarantee and confirms that the Subsidiary Guarantee shall continue in full force and effect after giving effect to the amendments set forth in Section 1 and the other provisions of the foregoing Amendment.  Capitalized terms used in this Ratification shall have the respective meanings ascribed thereto in the foregoing Amendment.

LUXOTTICA S.r.l.

By:	/s/ Luigi Francavilla
Name:	Luigi Francavilla
Title:	Legal Representative

LUXOTTICA U.S. HOLDINGS CORP.

By:	/s/ Michael A. Boxer
Name:	Michael A. Boxer
Title:	General Counsel

LUXOTTICA U.S. HOLDINGS CORP.

By:	/s/ Vito Giannola
Name:	Vito Giannola
Title:	Vice President and Treasurer

[Execution by the Holders Follows]

VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY VOYA INSURANCE AND ANNUITY COMPANY
By:	Voya Investment Management LLC, as Agent

By:	/s/ Paul Aronson
Name:	Paul Aronson
Title:	Senior Vice President

NATIONALE-NEDERLANDEN
LEVENSVERZEKERING MAATSCHAPPIJ N.V.

Represented by NN Investment Partners B.V.

By:	/s/ D.M. van Vroenhoven-Paasse
Name: D.M. van Vroenhoven-Paasse
Title: proxy holder

By:	/s/ A. de Korte
Name: A. de Korte
Title: proxy holder